US Parts Online Inc.

2360 Corporate Circle Suite 400

Henderson, NV 89074

March 1, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

Re: US Parts Online Inc.- Registration Statement on Form S-1

Amendment No. 3

Filing No. 333-179765

Dear: Justin Dobbie

In response to your letter dated August 27, 2012 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment: 1

We note your response to prior comment 1. We are unable to agree with your analysis in support of the conclusion that you are not a shell company. In particular, we note your disclosure on page 30 that you have not generated any revenues and your only operation to date is making a deposit for salvaged car parts. Given your business plan of reselling used and new auto parts, it does not appear that your activities to date constitute anything more than nominal operations. Please disclose that you are a shell company.

Response: The disclosure has been revised in both the prospectus summary and the description of business to indicate that we are a shell company.

Description of Business, page 30

General, page 30

Comment: 2

Please reconcile your disclosure on page 6 of the prospectus summary that you “have purchased some inventory” with your disclosure here that you have placed a $3,000 deposit on a salvaged car. Additionally, we note that the $6,000 balance on the salvaged car was due June 3, 2012. Please disclose whether you have paid for and acquired the salvaged car. If not, disclose the status of your agreement to acquire the salvaged car.

Response: We have reconciled our disclosure on page 6 of the prospectus summary as follows:

We have developed our business plan, placed a $3,000 deposit on a salvaged car and executed an agreement with LT United Inc.

Also we have disclosed on page 28 that the $6,000 balance on salvaged car is extended and due March 31, 2013.

Product, page 30

Comment: 3

We note your response to prior comment 4. Please balance this section by disclosing the risks and uncertainties of your target market, including, if true, that it is a “niche” market, that because of the lack of official data, there may be a limited market for U.S.-based parts for U.S. made cars in Europe, and that this potentially limited market may inhibit the growth of your business or result in unpredictable revenues. Please also add a risk factor disclosing the attendant risks.

Response: We have added following disclosure:

Our target market is a “niche” market and because of the lack of official data, there may be a limited market for U.S.-based parts for U.S. made cars in Europe, and that this potentially limited market may inhibit the growth of our business or result in unpredictable revenues.

Also we added risk factor 21.

Please direct any further comments or questions you may have to the company's attorney:

J.M. Walker & Associates

 Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

Phone 303-850-7637

Thank you.

Sincerely,

/s/Dmitrifs Podlubnijs______

Dmirtijs Podlubnijs

Chief Executive Officer

Chief Financial Officer

U.S. Parts Online Inc.